- 5 -174590-2001/021299/PDXDOCS:1062898.1
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                   FILED PURSUANT TO 13d-2(b)

                       (Amendment No. _)*


                       Northwest Pipe Co.
                        (Name of Issuer)


                       Common Stock, no par value
                 (Title of Class of Securities)


                            667746101
                         (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     y    Rule 13d-1(b)

     "    Rule 13d-1(c)

     "    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (ENTITIES ONLY)
      Benson Associates, LLC
      Federal ID No.  91-1797260
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                  (a)

                                                  (b)
  3   SEC USE ONLY



  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
                      5   SOLE VOTING POWER

   NUMBER OF               386,827
     SHARES           6   SHARED VOTING POWER

  BENEFICIALLY             -0-
     OWNED BY EACH    7   SOLE DISPOSITIVE POWER

   REPORTING               386,827
  PERSON WITH         8   SHARED DISPOSITIVE POWER

                           -0-
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

         386,827
 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES

         Not applicable
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.00%
 12   TYPE OF REPORTING PERSON

         IA

Item 1(a) Name of Issuer:  Northwest Pipe Co.


Item 1(b) Address of Issuer's Principal Executive Offices:  12005
          North Burgard
                                             P.O. Box 83149
                                        Portland, Oregon 97203


Item 2(a) Name of Person Filing:  Benson Associates, LLC


Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          111 S.W. Fifth Avenue, Suite 2130
          Portland, Oregon  97204


Item 2(c) Citizenship:  Oregon


Item 2(d) Title of Class of Securities:  Common Stock, No Par
          Value


Item 2(e) CUSIP Number:  667746101


Item 3         If this statement is filed pursuant to
          Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (e)   x   Investment Adviser registered under Section
          203 of the Investment Advisers Act of 1940


Item 4         Ownership

          The following information is as of December 31, 1999:

          (a)  Amount Beneficially Owned: 386,827


          (b)  Percent of Class:  6.00%


          (c)  Number of shares as to which such person has:

                              (i)  Sole power to vote or to
                    direct the vote: 386,827

                              (ii) Shared power to vote or to
                    direct the vote:  None

                              (iii)     Sole power to dispose or
                    to direct the disposition of: 386,827

                              (iv) Shared power to dispose or to
                    direct the disposition of:  None


Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Persons other than Benson Associates, LLC have the right to receive dividends from or the proceeds of the sale of the listed security. No such right to receive proceeds or dividends relates to more than 5 percent of the class.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not applicable


Item 8    Identification and Classification of Members of the
          Group:

          Not applicable


Item 9    Notice of Dissolution of Group:

          Not applicable


Item 10   Certification:

          By signing below the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Benson Associates, LLC hereby disclaims beneficial ownership of the securities held by it in a fiduciary capacity as set forth in this Schedule 13G.

                              February 14, 2000

                              BENSON ASSOCIATES, LLC

                              By     /s/ Mark D. Cooper
                                     Member



     ATTENTION:     Intentional misstatements or omissions of
     fact constitute federal criminal violations  (See 18 USC
     1001).